RECEIVED
MAR 0 1 2006
SEC MAIL PROCESSING SECTION
WASH. D.C. 152

SECURITI[illegible]ISSION

06008091

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
51800

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

Gleacher Partners LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

660 Madison Avenue
(No. and Street)

New York (City) NY (State) 10021 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard Trabulsi (212) 418-4296
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Eisner LLP
(Name — if individual, state last, first, middle name)

750 Third Avenue (Address) New York (City) NY (State) 10017 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not in residence in United States or any of its possessions.

PROCESSED
JUN 1 5 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Richard Trabulsi, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Gleacher Partners LLC, as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Controller

Title

Notary Public

MARIE A. GENTILE
Notary Public, State of New York
No. 4979706
Qualified in Suffolk County
Commission Expires April 8, 20 07

This report** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent Auditors' Report on internal accounting control required by SEC Rule 17a-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GLEACHER PARTNERS LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2005

Eisner

Eisner LLP
Accountants and Advisors

750 Third Avenue
New York, NY 10017-2703
Tel 212.949.8700 Fax 212.891.4100
www.eisnerllp.com

INDEPENDENT AUDITORS' REPORT

To the Member
Gleacher Partners LLC
New York, New York

We have audited the accompanying statement of financial condition of Gleacher Partners LLC (the "Company") as of December 31, 2005, that you are filing pursuant to Rule 17a-5 under the Securities Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition presents fairly, the financial position of Gleacher Partners LLC as of December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

Eisner LLP

New York, New York
January 24, 2006

GLEACHER PARTNERS LLC

Statement of Financial Condition
December 31, 2005

ASSETS	
Cash and cash equivalents	$ 5,790,595
Securities owned, at fair value	715,170
Accounts receivable (net of allowance of $39,304)	333,392
Due from affiliates	213,711
Notes receivable	14,240
Prepaid expenses	138,163
Deferred charges	406,110
	$ 7,611,381
LIABILITIES	
Accrued compensation and benefits	$ 907,481
Due to affiliates	63,069
Accounts payable and accrued liabilities	410,803
Deferred revenue	1,717,288
	3,098,641
Commitments and contingencies	
MEMBER'S EQUITY	4,512,740
	$ 7,611,381

See notes to statement of financial condition

Notes to Statement of Financial Condition
December 31, 2005

NOTE A - ORGANIZATION

Gleacher Partners LLC (the "Company"), a limited liability company, was formed on April 1, 1999. Gleacher Holdings LLC (the "Parent") is the sole member of the Company. The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers, Inc. The Company does not carry customer accounts; as such, it is exempt from SEC Rule 15c3-3 pursuant to Section k(2)(ii) of that rule. The Company provides corporate and investment banking advisory services.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

[1] Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

[2] Securities transactions:

Securities owned are recorded at fair value on a trade date basis. Securities not readily marketable have been valued at fair value as determined by management using various available data.

[3] Cash and cash equivalents:

Cash equivalents consist of operating cash and interest bearing accounts.

[4] Income taxes:

The Company is a single member limited liability company. As such, the member is responsible for income taxes that result from the Company's operations.

NOTE C - DEFERRED CHARGES AND DEFERRED REVENUE

Deferred charges represent amounts paid to raise initial capital funds of the Mezzanine Investment Funds, alternative investment funds managed by the Company. These charges are amortized on a straight-line basis over five years, which is the initial period for which the Company is entitled to earn management fees.

NOTE D - REGULATORY REQUIREMENTS

As a broker-dealer registered with the SEC and the National Association of Securities Dealers, Inc., the Company is subject to the SEC Uniform Net Capital Rule 15c3-1 (the "Rule") and has elected to compute its net capital based upon the alternative method pursuant to SEC Rule 15c3-3. The Rule requires the maintenance of minimum net capital calculated at the greater of $250,000 or 2% of aggregate debit items. At December 31, 2005, the Company had net capital of $2,691,954 which was $2,441,954 in excess of its required net capital of $250,000.

NOTE E - RETIREMENT PLAN

Employees of the Company may elect to participate in a defined contribution plan which meets the requirements of Section 401(k) of the Internal Revenue Code (the "Plan") to which the Company contributes up to 3% of eligible employee compensation as defined and vests over a three-year period.

NOTE F - CONTINGENCIES

The Company has guaranteed the escrowed undistributed earnings of a fund managed by the Company to a third party, who is also a partner in the general partner of the fund. The guarantee is limited to a maximum of $5,000,000. At December 31, 2005 approximately $7,731,000 of undistributed earnings has been deposited into the escrow account. In the opinion of management, the likelihood of events activating the terms of the guarantee are remote.

NOTE G - RELATED PARTY TRANSACTIONS

The Company has entered into various service agreements with affiliates. The affiliates provide certain administrative services to the Company, including the use of premises and fixed assets and payment to certain third-party vendors for which the Company provides reimbursement. Total payments to these affiliates for the year ended December 31, 2005 approximated $2,519,000.

The Company previously provided funds to affiliates through the issuance of interest bearing notes. All such amounts were fully repaid including interest during 2005. During 2005 the Company advanced an affiliate approximately $214,000 which has no specified due date.

Included in securities owned, at fair value on the accompanying statement of financial condition are investments in the Mezzanine Investment Funds totaling approximately $612,000.